UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Duska Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

266899 10 3

(CUSIP Number)

Sanford J. Hillsberg

Troy & Gould Professional Corporation

1801 Century Park East, 16th Floor

Los Angeles, California 90067

July 10, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only)

Sanford J. Hillsberg
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	Source of Funds (See Instructions)

OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power

3,903,100
8 Shared Voting Power

49,200
9 Sole Dispositive Power

3,903,100
10 Shared Dispositive Power

49,200

11	Aggregate Amount Beneficially Owned by Each Reporting Person

3,952,300
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒

13	Percent of Class Represented by Amount in Row (11)

18.2%
14	Type of Reporting Person (See Instructions)

IN

ITEM 1. SECURITY AND ISSUER.

This statement relates to the common stock, $0.001 par value (“common stock”), of Duska Therapuetics, Inc., a Nevada corporation (the “Registrant”). The principal executive office of the Registrant is located at Two Bala Plaza, Suite 300, Bala Cynwyd, Pennsylvania 19004.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This Statement is being filed by Sanford J. Hillsberg.

(b) Mr. Hillsberg’s principal business address is 1801 Century Park East, 16th Floor, Los Angeles, California 90067.

(c) Mr. Hillsberg’s principal occupation is an attorney. Mr. Hillsberg is employed with the law firm of Troy & Gould Professional Corporation at 1801 Century Park East, 16th Floor, Los Angeles, California 90067.

(d)-(e) During the last five years, Mr. Hillsberg has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Mr. Hillsberg being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Hillsberg is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not applicable.

ITEM 4. PURPOSE OF THE TRANSACTION.

Other than securities of the Registrant that Mr. Hillsberg may purchase on the open market from time to time or as set forth in Item 5, he does not presently have any plan or proposal which relates to or would result in any of the events set forth in Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) Based upon 21,072,081 shares of the Registrant’s common stock outstanding on July 10, 2006, Mr. Hillsberg beneficially owns 3,952,300 shares of the Registrant’s common stock, representing 18.2% of the outstanding common stock (including the options and warrants exercisable by Mr. Hillsberg within 60 days of the date hereof for the purpose of computing the percentage ownership), of which:

(1) 3,301,100 shares are beneficially owned directly by Mr. Hillsberg;

(2) 602,000 shares are beneficially owned directly by Mr. Hillsberg, with these shares underlying options that are exercisable within 60 days of the date hereof; and

(3) 49,200 shares are beneficially owned by Mr. Hillsberg as the co-trustee of the Hillsberg Family Trust of which Mr. Hillsberg shares the power to vote and dispose of such shares.

The foregoing shares exclude 321,836 shares, including 287,918 shares subject to options and warrants exercisable within 60 days of the date hereof, owned beneficially by Troy & Gould Professional Corporation, of which Mr. Hillsberg is a member and shareholder, as to which Mr. Hillsberg disclaims beneficial ownership.

(c) Except for the following sales of Registrant’s common stock made in the over-the-counter market, Mr. Hillsberg has not acquired or disposed of any shares of the Registrant’s common stock during the past 60 days:

Sale Date	Number of Shares	Sale Price Per Share
5-30-06	3,500	$0.50
6-1-06	14,000	$0.45
6-2-06	5,000	$0.47
6-2-06	5,000	$0.46
6-5-06	15,000	$0.45
6-6-06	10,000	$0.41
6-9-06	5,000	$0.41
6-9-06	20,000	$0.405
6-9-06	5,000	$0.401
6-13-06	5,000	$0.30
6-13-06	5,000	$0.33
6-27-06	10,000	$0.26
6-29-06	25,000	$0.21
7-10-06	5,000	$0.16
7-10-06	15,000	$0.15

Items (d)-(e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

Signature

After reasonable inquiry and to the best of its, his or her knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: July 10, 2006	/s/ Sanford J. Hillsberg
Sanford J. Hillsberg